                                                                       EXHIBIT 1


                                  ANNUAL REPORT

                        INTERNATIONAL URANIUM CORPORATION

                                      2000

                                TABLE OF CONTENTS


Management's Discussion and Analysis............................................................4

Management's Report to the Shareholders.........................................................9

Auditors' Report to the Shareholders...........................................................10

Consolidated Financial Statements..............................................................11

Notes to Consolidated Financial Statements.....................................................14


All dollar references in this report are expressed in U.S. dollars unless otherwise indicated.

TO OUR SHAREHOLDERS

         This has been a year of transition for your Company. International Uranium Corporation moved forward with a new focus on developing its uranium-bearing alternate feed recycling business. IUC initiated this change of direction away from uranium mining not only as a reflection of current and projected uranium market conditions, but also in recognition of the potential opportunities available for the Company in the processing/recycling industry. I am happy to say that the Company has made this transition and is in a strong financial position to aggressively pursue the alternate feed market and to look at opportunities to diversify.

         During this past year, the Company enjoyed several notable successes in the development of the alternate feed business. The first was the decision by the Nuclear Regulatory Commission ("NRC") upholding the amendment that allowed the Company to process the Ashland 2 material. This decision validated the Company's view that the recycle of uranium-bearing materials through the White Mesa Mill is a realistic, environmentally superior alternative to direct disposal of these materials. Other significant developments included the award of the Company's third contract with the U.S. Army Corps of Engineers under the U.S. government's FUSRAP program, and the increase in the Ashland 1 FUSRAP contract, awarded in 1999, from 100,000 tons to over 145,000 tons of uranium-bearing material. The Company's business development activities continue to expand in an effort to develop the backlog necessary to operate the White Mesa Mill efficiently on a continuous basis.

         In addition to successes on the commercial front, we also continued to make progress on the regulatory front. The Mill operates under a license from the NRC. Each alternate feed project requires an amendment to that license. In 2000, the Company submitted four license amendments for alternate feed projects, bringing the total to date to thirteen. Of the four submitted in 2000, three were approved and the remaining one is in the review stage. Generally, IUC has good support for its alternate feed program from the NRC and the local community and government. While the Company has had its disagreements with the State of Utah in the past regarding the processing of certain types of alternate feeds at the Mill, these matters are now resolved and this relationship has improved immensely. We continue to work with the State on several initiatives including the development of a groundwater discharge permit for the White Mesa Mill, to supplement the NRC's groundwater protection program at the Mill.

         Other events over the year, which have enabled the Company to focus on alternate feeds, have included:

         o The mining operations of the Company remained on stand-by status and efforts to sell the operations in Utah, Arizona and Colorado continue. The Company was successful in selling its mining operations center, which was based in Fredonia, Arizona.

         o At the Company's Mongolian in-situ leach development project, the field operations were shut down, the field equipment liquidated and the representative office scaled back. Efforts to identify additional participants in the Gurvan-Saihan Joint Venture to further the exploration program are continuing. Over the past two years, the uranium resources have been increased to over 22 million pounds on Joint Venture lands.

         o At the Company's head office in Denver, targeted reductions were made in order to reduce overhead costs, but yet maintain the resources necessary to continue to pursue business opportunities.

         Our decision to focus on alternate feeds was reinforced by the continued weakening of the uranium and vanadium markets. Over the past year, the nuclear fuel market continued to show the effects of surplus uranium inventory, which combined with a fifty-percent drop in spot market volume, resulted in uranium prices ending the fiscal year below $8.00 per pound U3O8. The last time the uranium price reached this level was in 1991. While uranium prices were in steady decline throughout the year, vanadium was much more volatile. Due to a temporary shortage of supply, vanadium prices rose from $1.29 per pound V2O5 in December to over $2.45 per pound during the first quarter of 2000. Since then the market has once again entered a period of oversupply, and prices have dropped to the $1.50 to $1.75 per pound V2O5 range. The prognosis for the vanadium market is poor, due to continued oversupply. The uranium market forecast is for prices to remain flat with the potential for some gradual price improvement over an extended time period.

         In order to maintain a strong cash position and to protect against any further decline in the value of our uranium inventory, the Company made the decision to sell all of its long term uranium sales contracts and uranium inventory. Combining the contracts with the uranium inventory, produced from the alternate feed campaigns and the conventional ore run completed in the first quarter of this fiscal year, yielded an opportunity for the Company to sell the remaining uranium inventory for above market prices.

         Even though it was a year of transition, the Company ended the fiscal year in a strong financial position with over $11.6 million in cash, or just under $0.18 per share. For the fiscal year the Company sustained a loss of over $15.2 million, or approximately $0.23 per share. Of this loss, approximately $11.0 million resulted from the write down of the Company's interest in the Gurvan-Saihan Joint Venture. This decision was made because there is little reasonable expectation of a significant uranium price recovery that would enable the Company to put this project into production over the next few years. A write down of uranium and vanadium inventories also contributed over $2.3 million to the loss, but this was partially offset by a $1.1 million reduction in the White Mesa Mill reclamation obligation.

         With the significant developments over the last year, the organization has gone through a myriad of changes. One of these was the resignation of Earl
E. Hoellen. Earl was the President and Chief Executive Officer of IUC since its inception in 1997 and was instrumental in IUC achieving many of its successes. On behalf of the employees, I would like to thank Earl for his many contributions, and we look forward to his continued involvement on the Board.

         Through this year of transition we asked a lot of our employees, and they have stepped up to meet the challenge. I'd like to take this opportunity to thank each one of them for their efforts in helping to transform IUC into the company it has become.

         So, what is ahead for 2001? IUC intends to strengthen its position in the alternate feed, uranium-bearing material processing business. Given the current delivery schedules for our two existing FUSRAP contracts, we anticipate restarting the Mill in mid-2001 to process this material plus other alternate feeds. Several business initiatives are planned to increase our exposure in the "traditional" alternate feed markets and to evaluate new opportunities to exploit the primary asset of your Company, the White Mesa Mill.

         On behalf of the Board, the management and the employees of IUC, I'd like to thank you for your continued support.

 /s/ Ron F. Hochstein
---------------------
Ron F. Hochstein
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis of the financial condition and results of operations for International Uranium Corporation ("IUC" or the "Company") for the fiscal year ended September 30, 2000 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

Summary

         IUC recorded a net loss of $15,244,651 ($0.23 per share) compared with a net loss of $17,097,677 ($0.26 per share) in 1999. Results for 2000 included inventory and other asset write-downs of $2,335,290, a write-down of Mongolia mineral properties of $10,963,248, a net loss of $4,675 on the sale of land and surplus mining equipment, and a net gain of $1,073,206 resulting from a decrease in Mill reclamation obligations. In 1999, the net loss included a $168,141 gain on the sale of surplus mining equipment, a net loss of $7,709,170 for inventory write-downs, $7,039,958 for the write-off of U.S. mineral properties and $541,641 for the write-off of goodwill. Excluding these items, IUC lost $3,014,644 ($0.05 per share) in 2000 and $1,975,049 ($0.03 per share) in 1999.

         Changes in the market price of uranium and vanadium significantly affected IUC's profitability and cash flow. The spot market value of uranium continued to fall throughout the fiscal year. At the end of the fiscal year, the spot market price was $7.40 per pound U3O8 compared to $9.75 per pound U3O8 at the beginning of the year. IUC's realized uranium prices of $11 and $13 per pound U3O8 in 2000 and 1999, respectively, tracked the declining spot market for uranium. In order to maintain a strong cash position and to protect against any further decline in the spot uranium price, the Company sold its remaining long-term contracts and uranium inventory. During fiscal 2000, approximately 87% of the material delivered by the Company was from long-term contracts, with the balance coming from spot market sales.

         The spot market for vanadium rose from a low of $1.29 per pound V2O5 in December 1999 to above $2.25 per pound V2O5 for the period from March to May 2000. By fiscal year end the vanadium price was back to $1.70 per pound V2O5. The Company was able to sell a significant portion of its inventory during the period of higher prices. IUC's realized price per pound V2O5 was $1.88 during fiscal 2000.

         Due to the depressed uranium market and current market forecasts, the Company shut down the field operations at the Gurvan-Saihan Joint Venture, the Company's uranium development and exploration project in Mongolia. The project office in Ulaanbaatar has been downsized significantly, but will be maintained. The Company intends to maintain the project in a stand-by mode until market conditions warrant additional investment or the Company locates a Joint Venture participant.

Results of Operations

Revenues

         Revenues for fiscal 2000 and 1999 of $16,060,172 and $14,046,832, respectively, consisted of uranium sales, vanadium sales and process milling fees. Revenues for fiscal 2000 increased $2,013,340 or 14% as compared to fiscal 1999. Uranium sales for fiscal 2000 were $12,810,100 as compared to $9,611,450 in fiscal 1999, an increase of $3,198,650 or 33%. The increase was due primarily to the Company's decision to sell all of its remaining long-term contracts and uranium inventory. Vanadium sales for fiscal 2000 were $2,415,588 as compared to $146,867 in fiscal 1999, an increase of $2,268,721. The increase was due primarily to the Company's decision to sell in fiscal 1999 only a very small quantity of the vanadium it produced that year.

         Process milling fees for fiscal 2000 of $834,484 decreased $3,454,031 or 81% as compared to process milling fees of $4,288,515 for fiscal 1999. Alternate feed processing activities in fiscal 2000 have consisted primarily of the receipt, sampling and analysis of the Ashland 1 material. Approximately 19,000 tons of material was received during the fourth quarter bringing the total received to over 123,500 tons from the Ashland 1 site. In addition, the Company was awarded its third FUSRAP (Formerly Utilized Sites Remedial Action Program) contract for the processing and disposal of approximately 75,000 tons of uranium-bearing material from the Linde site in Tonawanda, New York. This material began arriving at the Mill during September 2000. The Company receives a recycling fee as these materials are delivered, which is recorded as deferred revenue until the material is processed. In addition to the recycling fees, the Company will retain the uranium recovered from these materials.

Cost of Products and Services Sold

         Cost of products sold for fiscal 2000 were $12,643,509, an increase of $4,255,642 or 51% as compared to fiscal 1999. The increase was due primarily to the higher volumes of uranium and vanadium delivered. During fiscal 2000, the Company delivered 1,165,652 pounds of uranium to three customers and 1,287,553 pounds of vanadium to five customers as compared to 720,000 pounds of uranium and 69,937 pounds of vanadium during fiscal 1999.

         Process milling expenditures for fiscal 2000 of $489,778 decreased $2,012,376 or 80% as compared to process milling expenditures of $2,502,154 for fiscal 1999. During fiscal 2000, the Company did not process any alternate feed materials, as compared with two alternate feed processing runs in 1999. The Company is currently building a sufficient stockpile of material to allow for a longer, more efficient, processing campaign. Processing of the Ashland 1 and Linde material is currently scheduled to begin during the third quarter of fiscal 2001.

         In addition to FUSRAP materials, the Company continues to receive deliveries of alternate feeds from a nuclear fuel cycle operator under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed it will produce uranium from these materials, which will then be sold in later periods. It is anticipated that these materials will be processed in the second and third quarters of fiscal 2001.

Mill Stand-by

         Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to receive alternate feed material and maintain the Mill in a stand-by mode. During the first quarter of fiscal 2000, the conventional mill run that began in fiscal 1999 was completed. The Mill produced approximately 158,000 pounds of uranium and 1,100,000 pounds of vanadium during this period. The Mill was on stand-by for the remainder of the year. Mill stand-by expenditures were $2,144,984 or 13% of revenues for fiscal 2000 as compared to $1,059,794 or 8% of fiscal 1999 revenues. The increase of $1,085,190 was due to nine months of stand-by versus three months in fiscal 1999. The increase in costs due to the longer duration of the stand-by was partially offset by significant staff reductions at the Mill.

Selling, General and Administrative

         Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses were $4,044,761 or 25% of revenues for fiscal 2000 compared to $4,445,190 or 32% of fiscal 1999 revenues. The decrease of $400,429 related primarily to the Company's decision at the end of the second fiscal quarter to significantly reduce overhead costs, and focus its efforts and resources on the development of the alternate feed/uranium-bearing waste recycling business. It is expected that these reduced levels of overhead expenditures will continue to decline through fiscal 2001 as the Company continues to pursue other alternate feed projects and evaluates other potential opportunities.

Write-down of Inventories and Mongolia Project

         In fiscal 2000, due to the continued depressed price of uranium and vanadium, the Company reduced the carrying value of its finished goods inventories by $1,026,415. These same low commodity prices, combined with low expectations of any appreciable price recovery in the near term, resulted in the Company reducing the carrying value of its investment in the Gurvan-Saihan Joint Venture by $10,963,248. In addition, the Company adjusted the carrying value of the Other Asset and the offsetting Deferred Credit by a net $1,308,875 to reflect the Company's perception of future market prices. The Other Asset and Deferred Credit represent a put option entered into in fiscal 1999, which can be exercised at the buyer's discretion from October 1, 2001 to March 1, 2003.

Capital Resources and Liquidity

         At September 30, 2000, the Company had cash and cash equivalents of $11,650,600 and working capital of $10,556,005 as compared to cash and cash equivalents of $469,407 and working capital of $11,635,665 at September 30, 1999.

         Net cash provided by operating activities was $5,500,826 for the fiscal year ended September 30, 2000. The cash flow resulted primarily from the sale of inventory of $9,211,253, less the loss from continuing operations of $15,244,651, offset by non-cash items of depreciation and amortization of $1,094,376, write-down of assets of $13,298,538 and the reduction in Mill reclamation obligations of $1,073,206. Cash flow from operations was also affected by the decrease in accounts payable and accrued liabilities of $1,476,562. This decrease was primarily the result of the completion during fiscal 2000 of the conventional mill run that began in fiscal 1999.

         Net cash provided by investing activities was $525,671 for the fiscal year ended September 30, 2000. The cash flow resulted primarily from the sale of surplus mining equipment of $627,211 and a reduction in the Company's bonding requirements of $473,552, offset by additions to plant and equipment of $244,957 and investments in the Gurvan-Saihan Joint Venture of $332,063.

         The Company is projecting only minor expenditures during fiscal year 2001 for property, plant and equipment.

         Net cash provided by financing activities during the fiscal year ended September 30, 2000 totaled $5,154,696 and consisted primarily of an increase in deferred revenues of $6,156,562, offset by payments on the working capital loan agreement with Wells Fargo Bank, NA of $950,000. During March 2000, the Company renewed its working capital loan agreement with Wells Fargo Bank, NA. The principal amount was reduced from $10 million to $5 million and the maturity date was extended from March 31, 2000 to March 31, 2001. This facility provides for advances based on receivable levels and uranium inventories provided certain financial covenants are maintained. The Company is in the process of renegotiating this facility.

Environmental Responsibility

         Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company also formally reviews costs when it submits license renewal applications to regulatory authorities. Based on this review, the mill reclamation obligation was reduced by $1,073,206, and it was determined that the Company's estimated total reclamation obligation of $12,192,494 is currently sufficient to cover these projected future costs.

         The Company has also posted bonds as security for these liabilities and has deposited marketable securities on account of these obligations. The amount of these restricted marketable securities collateralizing the Company's reclamation obligations was $8,870,989 at September 30, 2000.

2001 Fiscal Year Outlook

         The Company's decision to focus its resources and attention primarily on the development of its alternate feed, uranium-bearing waste recycling business means that the Company is less susceptible to variations in uranium and vanadium market prices. The Company's U.S. mining operations will continue to be on a care and maintenance basis, as well as its Mongolian project. Due to the decision to sell all of the uranium inventory and sales contracts, the Company is relying primarily on revenue from alternate feed processing fees and the uranium produced from these feeds.

         The reduction in Mill stand-by costs and general and administration expenditures means that the Company will have the resources to continue to aggressively pursue the alternate feed market. The Company currently has three firm contracts, which provide sufficient feed to operate the Mill for up to nine months. The Company is continuing to pursue other contracts; however, it is also looking at opportunities to diversify.

Cautionary Note Regarding Forward-Looking Statements

         The Company wishes to caution readers that disclosures made in the foregoing Management's Discussion and Analysis and elsewhere in this annual report represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.

         Risk factors that affect the Company's results and the above discussion of the 2001 outlook include, but are not limited to, competition, environmental regulations, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

         As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

         The accompanying consolidated financial statements have been prepared by Management in accordance with generally accepted accounting principles in Canada.

         Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgement, are consistent with other information and operating data contained in the annual report and reflect the corporation's business transactions and financial position.

         Management maintains accounting and internal control systems designed to safeguard assets and to properly record and execute transactions. The accounting and internal systems are utilized to provide reasonable assurance of compliance with Company policies and procedures and the safeguarding of assets. Management has also adhered to policies regarding compliance with laws and governmental regulations. Judgements are required to assess and balance the relative costs and expected benefits of these controls.

         The Company's independent auditors, PricewaterhouseCoopers LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.

         The Board of Directors pursues its responsibility for these financial statements through its Audit Committee, which meets periodically with management and the independent auditors, to assure that each is carrying out its responsibilities. The independent auditors meet with the Audit Committee with and without management representatives present to discuss the scope and results of their audit, their comments on the adequacy of accounting controls, and the quality of financial reporting.



/s/ Ron F. Hochstein
--------------------
Ron F. Hochstein
President and
Chief Executive Officer


/s/ David C. Frydenlund
-----------------------
David C. Frydenlund
Vice President and
Chief Financial Officer




November 24, 2000

AUDITORS' REPORT TO THE SHAREHOLDERS

         We have audited the consolidated balance sheets of International Uranium Corporation as at September 30, 2000 and 1999 and the consolidated statements of operations and (deficit) retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and 1999, and the results of its operations and the changes in its cash flow for the years then ended in accordance with generally accepted accounting principles in Canada.






/s/ PricewaterhouseCoopers LLP
------------------------------
Chartered Accountants
Vancouver, Canada
November 24, 2000

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(United States Dollars)


                                                                                At September 30,
                                                                             2000                 1999
                                                                         ------------         ------------
ASSETS
         Current assets:
         Cash and cash equivalents                                       $ 11,650,600         $    469,407
         Trade and other receivables                                        2,443,063            2,226,303
         Inventories (Note 3)                                               1,913,538           11,930,637
         Prepaid expenses and other                                           256,688              191,425
                                                                         ------------         ------------
                                                                           16,263,889           14,817,772

         Properties, plant and equipment, net (Note 4)                      4,977,118            6,790,627
         Mongolia mineral properties (Note 5)                                      --           10,484,299
         Notes receivable                                                     200,088              202,016
         Restricted cash and marketable securities (Note 6)                 8,870,989            9,344,541
         Other asset (Note 7)                                               2,840,000            4,248,875
         Goodwill and other, net                                                   --                3,679
                                                                         ------------         ------------
                                                                         $ 33,152,084         $ 45,891,809
                                                                         ============         ============
LIABILITIES
         Current liabilities:
         Accounts payable and accrued liabilities                        $    656,051         $  2,132,614
         Notes payable (Note 8)                                                15,830            1,049,493
         Deferred revenue                                                   5,036,003                   --
                                                                         ------------         ------------
                                                                            5,707,884            3,182,107

         Notes payable, net of current portion                                 54,607               22,811
         Reclamation obligations (Note 9)                                  12,192,494           13,265,700
         Deferred revenue                                                   4,244,000            3,123,441
         Deferred credit (Note 7)                                           4,220,000            4,320,000
                                                                         ------------         ------------
                                                                           26,418,985           23,914,059
                                                                         ------------         ------------

SHAREHOLDERS' EQUITY
         Share capital (65,525,066 shares
         issued and outstanding) (Note 10)                                 37,439,402           37,439,402
         Deficit                                                          (30,706,303)         (15,461,652)
                                                                         ------------         ------------
                                                                            6,733,099           21,977,750
                                                                         ------------         ------------
                                                                         $ 33,152,084         $ 45,891,809
                                                                         ============         ============

Contingency (Note 14)

On behalf of the Board
/s/Ron F. Hochstein                 /s/ Lukas H. Lundin
Ron F. Hochstein, Director          Lukas H. Lundin, Director

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND (DEFICIT) RETAINED
EARNINGS
(United States Dollars)


                                                                              Years Ended September 30,
                                                                             2000                 1999
                                                                         ------------         ------------
OPERATIONS
         Revenue
         Uranium sales                                                   $ 12,810,100         $  9,611,450
         Vanadium sales                                                     2,415,588              146,867
         Process milling                                                      834,484            4,288,515
                                                                         ------------         ------------
         Total revenue                                                     16,060,172           14,046,832
                                                                         ------------         ------------

         Costs and expenses
         Uranium cost of sales                                             10,637,373            8,237,348
         Vanadium cost of sales                                             2,006,136              150,519
         Process milling expenditures                                         489,778            2,502,154
         Mill stand-by expenditures                                         2,144,984            1,059,794
         Selling, general and administrative                                4,044,761            4,445,190
         Write-down of inventories (Note 3)                                 1,026,415            7,709,170
         Write-down of other asset and
              deferred credit, net (Note 7)                                 1,308,875                   --
         Depreciation                                                         470,621              316,474
                                                                         ------------         ------------
                                                                           22,128,943           24,420,649
                                                                         ------------         ------------

         Loss before the following                                         (6,068,771)         (10,373,817)

         Decrease in reclamation obligations                                1,073,206                   --
         Write-off of Mongolia mineral properties (Note 5)                (10,963,248)                  --
         Write-off of mineral properties (Note 4)                                  --           (7,039,958)
         Write-off of goodwill                                                     --             (541,641)
         Net interest and other income                                        714,162              857,739
                                                                         ------------         ------------
         Loss for the year                                                (15,244,651)         (17,097,677)
                                                                         ============         ============

         Loss per common share                                           $      (0.23)        $      (0.26)
                                                                         ============         ============

(DEFICIT) RETAINED EARNINGS
         (Deficit) Retained earnings, beginning of year                  $(15,461,652)        $  1,636,025
         Loss for the year                                                (15,244,651)         (17,097,677)
                                                                         ------------         ------------
         Deficit, end of year                                            $(30,706,303)        $(15,461,652)
                                                                         ============         ============

INTERNATIONAL URANIUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(United States Dollars)


                                                                                   Years Ended September 30,
                                                                                  2000                 1999
                                                                              ------------         ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
         Loss for the year                                                    $(15,244,651)        $(17,097,677)
         Items not affecting cash
            Depreciation and amortization                                        1,094,376              664,633
            Loss (gain) on sale of land and equipment                                4,675             (168,141)
            Amortization of uranium sales contract purchase cost                        --              729,730
            Write-down of inventories                                            1,026,415            7,709,170
            Write-down of other asset and deferred credit                        1,308,875                   --
            Write-off of Mongolia mineral properties                            10,963,248                   --
            Write-off of mineral properties                                             --            7,039,958
            Write-off of goodwill                                                       --              541,641
            Change in reclamation liabilities                                   (1,073,206)                  --
                                                                              ------------         ------------
                                                                                (1,920,268)            (580,686)
         Changes in non-cash working capital items
            Decrease in marketable securities                                           --               11,731
            (Increase) decrease in trade and other receivables                    (216,761)             753,297
            Decrease (increase) in inventories                                   9,211,253          (10,490,259)
            (Increase)  in other current assets                                    (96,836)             (35,568)
            (Decrease) increase in other accounts payable and
                accrued liabilities                                             (1,476,562)             370,773
                                                                              ------------         ------------
            Net cash provided by (used in) operations                            5,500,826           (9,970,712)
                                                                              ------------         ------------

INVESTING ACTIVITIES
            Plant and equipment                                                   (244,957)          (2,057,178)
            Mongolia mineral properties                                           (332,063)            (912,990)
            Proceeds from sale of surplus equipment                                627,211              322,660
            Collection of notes receivable                                           1,928                1,522
            Decrease (increase) in restricted marketable securities                473,552           (1,044,166)
                                                                              ------------         ------------
            Net cash Provided by (used in) investment activities                   525,671           (3,690,152)
                                                                              ------------         ------------

FINANCING ACTIVITIES
            (Decrease) increase in notes payable                                (1,001,866)             980,166
            Increase in deferred credit                                                 --            4,320,000
            Increase in deferred revenue                                         6,156,562            2,547,830
                                                                              ------------         ------------
            Net cash provided by financing activities                            5,154,696            7,847,996
                                                                              ------------         ------------
         Increase (decrease) in cash and cash equivalents                       11,181,193           (5,812,868)
         Cash and cash equivalents, beginning of year                              469,407            6,282,275
                                                                              ------------         ------------
         Cash and cash equivalents, end of Year                               $ 11,650,600         $    469,407
                                                                              ============         ============

SUPPLEMENTARY CASH FLOW INFORMATION
         Cash interest paid                                                   $     53,641         $    113,523
         Cash interest received                                               $    719,324         $    786,926

         Non-cash investing and financing activities
         Transfer of inventory to other asset                                 $         --         $  4,248,875

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
September 30, 2000 and 1999
(United States Dollars)

1. ORGANIZATION AND NATURE OF OPERATIONS

International Uranium Corporation and its subsidiaries (the "Company") is a company engaged in the business of recycling uranium-bearing waste products, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an alternative to the direct disposal of these waste products. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"), located near Blanding Utah. The Company also owns several uranium and uranium/vanadium mines and exploration properties that were placed on stand-by during the 1999 fiscal year. In addition, the Company is engaged in the selling of uranium recovered from these operations in the international nuclear fuel market and also sells vanadium and other metals that can be produced as a co-product with uranium.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

         a) Basis of consolidation

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, International Uranium Holdings Corporation, International Uranium Alberta Corporation, International Uranium (Bermuda I) Ltd., International Uranium Company (Mongolia) Ltd., and International Uranium (USA) Corporation.

         b) Use of estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and notes thereto. Actual results could differ from those estimated.

         c) Cash and cash equivalents

         Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities.

         d) Restricted cash and marketable securities

         Restricted cash and marketable securities are valued at the lower of cost and market value.

         e) Inventories

         Ore stockpiles, in-process inventories, uranium and vanadium concentrates are valued at the lower of cost and net realizable value. Consumable supplies and spare parts are valued at their weighted average cost.

         f) Properties, plant and equipment

         Mineral properties and plant and equipment are recorded at the lower of cost and net realizable value. Mineral properties are depleted by the units-of-production method based on ore reserves. Plant and equipment are depreciated on a straight-line basis over their estimated useful lives from three to fifteen years. Gains or losses from normal sales or retirements of assets are included in other income or expense.

         g) Exploration properties

         Mineral exploration costs are capitalized as incurred. When it is determined that a mineral property can be economically developed, the cost of the property and the related exploration and development expenditures will be amortized using the unit-of-production method over the estimated life of the ore body. If a project is unsuccessful, the mining property and the related exploration expenditures are written off.

         h) Asset impairment

         The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured as the amount by which asset-carrying value exceeds recoverable amount. The recoverable amount is generally determined using estimated future cash flow analysis. Long-lived assets are considered impaired if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on undiscounted estimated future cash flows. Future cash flows include estimates of recoverable pounds of uranium and vanadium, uranium and vanadium prices (considering current and historical prices, price trends and related factors), estimates of future alternate feed processing opportunities and associated revenues, and production, capital and reclamation costs. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and actual market conditions and/or the Company's performance could have a material effect on the Company's financial position and results of operations.

         i) Environmental protection and reclamation costs

         Estimated future decommissioning and reclamation costs are based principally on existing legal and regulatory requirements. Such costs related to the Mill are accrued and charged over the expected operating life of the Mill using the straight-line method. Future reclamation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing care, maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised.

         j) Foreign currency translation

         These consolidated financial statements are denominated in United States dollars, the Company's functional currency. Substantially all of the Company's assets and operations are located in the United States, with the exception of the Gurvan-Saihan Joint Venture (Note 5). The majority of its costs are denominated in United States dollars and all of its products for sale are priced in United States dollars.

         Amounts denominated in foreign currencies are translated into United States dollars as follows:

                  a) Monetary assets and liabilities at the rates of exchange in effect at balance sheet dates;

                  b) Non-monetary assets at historical rates;

                  c) Revenue and expense items at the average rates for the period.

         The net effect of the foreign currency translation is included in the statement of earnings.

         k) Earnings per share

         Earnings per common share is determined using the weighted average number of shares outstanding during the year, which for the years ending September 30, 2000 and 1999 was 65,525,066 shares.

         l) Revenue recognition

         In accordance with normal industry practices, the Company contracts for future delivery of uranium produced. Sales revenue is recorded in the period that title passes to the customer along with the risks and rewards of ownership. Sales of the Company's uranium long-term supply contracts are included in uranium sales.

         Process milling fees are recognized as the applicable material is processed, in accordance with the specifics of the applicable processing agreements.

         Deferred revenues represent processing proceeds received in advance of the required processing activity.

         m) Reclassifications

         Certain amounts in prior years have been reclassified to conform to the 2000 presentation.

         n) Share options

         The Company has a share option plan which is described in Note 10. c). No compensation expense is recognized when share options are issued. Any consideration on exercise of share options is credited to share capital.

3. INVENTORIES


                                                 September 30, 2000      September 30, 1999
                                                 ------------------      ------------------
         Vanadium Concentrates                      $    837,869            $  1,257,604
         Uranium Concentrates                                 --               8,583,323
         Ore Stockpiles                                       --                 144,112
         In Process                                       20,450                 569,499
         Parts and Supplies                            1,055,219               1,376,099
                                                    ------------            ------------
                                                    $  1,913,538            $ 11,930,637
                                                    ============            ============


In the current year, the Company wrote-down the carrying value of its finished goods inventories to market value by $1,026,415. In the prior year, the Company recorded a write-down of $7,709,170 relating to its ore stockpiles and concentrate inventories.

4. PROPERTIES, PLANT AND EQUIPMENT


                                                                           Accumulated
                                                                          Depreciation,
                                                                            Depletion,
                                                                         Amortization and      Sept. 30, 2000      Sept. 30, 1999
                                                          Cost             Write-Offs               Net                   Net
                                                      -----------       -----------------      --------------      --------------
         Mill Buildings and Equipment                 $ 6,501,912          $ 2,345,244          $ 4,156,668          $ 4,943,205
         Other Machinery and Equipment                  1,779,346              958,896              820,450            1,847,422
         Mineral Properties                             7,616,865            7,616,865                   --                   --
                                                      -----------          -----------          -----------          -----------
                                                      $15,898,123          $10,921,005          $ 4,977,118          $ 6,790,627
                                                      ===========          ===========          ===========          ===========

         In fiscal 1999, the Company recorded a write-off of $7,039,958 relating to its U.S. mineral properties.

Under the terms of a Royalty Deed and subsequent amendments with certain Swiss utilities the Company has made advance royalty payments on certain United States mineral properties. During the period from January 1, 1998 through December 31, 2000 advance royalty payments of $250,000 were made each year. In June 2000, the Company entered into a Termination Agreement, which cancelled all interests and other rights granted to the Swiss utilities under the Royalty Deed and subsequent amendments.

5. MONGOLIA MINERAL PROPERTIES

Mongolia mineral properties are made up of the Company's 70% interest in the Gurvan-Saihan Joint Venture (the "Venture") which holds eight uranium exploration areas covering 3.2 million acres in central eastern Mongolia. The other parties to the Venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. A royalty in the amount of 4% is payable to the Mongolian government. The Company has proportionately consolidated its 70% interest in the Venture, which is substantially represented by Mongolian mineral properties. To date the Company has funded all expenditures and expects to do so for the foreseeable future.

In fiscal 2000, as a result of continued deterioration in uranium prices and the Company's decision to halt further exploration, the Company wrote-off its investment in the Venture.

6. RESTRICTED CASH AND MARKETABLE SECURITIES

Amounts represent cash and marketable securities the Company has placed on deposit to secure its reclamation bonds and certain other obligations (Notes 7 and 9).

7. OTHER ASSET

On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. The Company transferred a certain quantity of uranium under this agreement giving the third party the option to put up to an equivalent quantity to the Company at a fixed price within the period beginning October 1, 2001 and ending March 1, 2003. The transaction was accounted for as a deferred credit and the cost of the inventory was reclassified as an other asset. A bond (Note 6) secures a portion of the transaction.

In fiscal 2000, the Company wrote-down the carrying value of the other asset, and the offsetting deferred credit, to reflect the change in market value of the underlying inventory by a net $1,308,875.

8. NOTES PAYABLE


                                            September 30, 2000        September 30, 1999
                                            ------------------        ------------------
         Wells Fargo Bank, NA                  $         --              $    950,000
         Other                                       15,830                    99,493
                                               ------------              ------------
                                               $     15,830              $  1,049,493
                                               ============              ============

During March 2000, the Company renewed its working capital loan agreement with Wells Fargo Bank, NA. The principal amount was reduced from $10 million to $5 million and the maturity date was extended from March 31, 2000 to March 31, 2001. This facility provides for advances based on receivable levels and uranium inventories provided certain financial covenants are maintained. The Company is in the process of renegotiating this facility.

9. PROVISIONS FOR RECLAMATION

Estimated future decommissioning and reclamation costs of the Mill and mining properties are based principally on legal and regulatory requirements. At September 30, 2000 and September 30, 1999, $12,192,494 and $13,265,700,
respectively, were accrued for reclamation costs. The Company has posted bonds in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as security for these liabilities and has deposited marketable securities on account of these obligations (Note 6).

Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives. Actual costs will differ from those estimated and such differences may be material.

10. SHARE CAPITAL

         a) Authorized - unlimited number of common shares.

         b) Issued and outstanding


                                       September 30, 2000        September 30, 1999
                                       ------------------        ------------------
         Number Issued                      65,525,066               65,525,066
         Amount                           $ 37,439,402             $ 37,439,402
                                          ============             ============

         c) Share options

         The Company has adopted a share option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan generally have an exercise price of the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

         Share option transactions were as follows:


                                              September 30, 2000              September 30, 1999
                                      ---------------------------------   ---------------------------
                                                           Weighted                       Weighted
                                                            Average                       Average
                                          Shares        Exercise Price      Shares     Exercise Price
                                      ------------     ----------------   ----------   --------------
Outstanding, beginning of year          3,389,000        Cdn $1.03         2,814,000      Cdn $1.11
Granted                                 3,605,000        Cdn $0.24           900,000      Cdn $0.75
Expired                                (2,714,000)       Cdn $1.10          (325,000)     Cdn $0.94
                                       ----------        ---------        ----------      ---------
Outstanding, end of year                4,280,000        Cdn $0.32         3,389,000      Cdn $1.03
                                       ==========        =========        ==========      =========

The outstanding options expire between January 2002 and May 2003 and have a weighted average remaining contractual life of 2.4 years.

11. INCOME TAXES

Non-capital loss carry forwards for Canadian tax purposes of approximately $903,000 begin to expire in 2004. For U.S. income tax purposes, loss carry forwards of approximately $4,500,000 begin to expire in 2015 unless utilized. The benefits of these amounts have not been reflected in these consolidated statements.

12. SEGMENTED INFORMATION

         a) Geographic information


                                             September 30, 2000     September 30, 1999
                                             ------------------     ------------------
         Revenue
              Canada                            $         --           $         --
              United States                       16,060,172             14,046,832
              Mongolia                                    --                     --
                                                ------------           ------------
                                                $ 16,060,172           $ 14,046,832
                                                ============           ============
         Net Loss
              Canada                            $   (267,297)          $   (463,753)
              United States                       (3,983,443)           (16,580,589)
              Mongolia                           (10,993,911)               (53,335)
                                                ------------           ------------
                                                $(15,244,651)          $(17,097,677)
                                                ============           ============
         Property, Plant and Equipment, net
              Canada                            $         --           $         --
              United States                        4,720,795              6,357,892
              Mongolia                               256,323                432,735
                                                ------------           ------------
                                                $  4,977,118           $  6,790,627
                                                ============           ============

         b) Major Customers

         The Company's business is such that, at any given time, it sells its uranium and vanadium concentrates to and enters into process milling arrangements with a relatively small number of customers. The customers with whom it does business vary substantially from year to year. During the year ended September 30, 2000, a uranium customer accounted for 51% of total revenues. Accounts receivable from any individual customer will exceed 10% of total accounts receivable on a regular basis.

13. RELATED PARTY TRANSACTIONS

         a) During the year ended September 30, 2000, the Company incurred legal fees of $16,606 with a law firm of which a partner is a director of the Company. Amounts due to this firm were $1,017 as of September 30, 2000. Legal fees incurred with this law firm were $12,524 for the year ended September 30, 1999.

         b) During the year ended September 30, 2000, the Company incurred management and administrative service fees of $90,000 with a company owned by the Chairman of the Company which provides office premises, secretarial and other services in Vancouver. Management and administration fees of $94,108 were paid to this same company during the year ended September 30, 1999.

         c) During the period ended September 30, 1997, the Company loaned $200,000 to an officer of the Company in order to facilitate relocation to the Company headquarters. This loan is non-interest bearing and is payable on the earlier of termination of employment or June 30, 2001. The loan is secured by the officer's personal residence.

         d) Subsequent to the retirement of Mr. Earl E. Hoellen as President and Chief Executive officer of the Company, a company controlled by Mr. Hoellen, a director of the Company, earned a commission of $59,516 in connection with the sale by the Company of its uranium inventories and sales contracts.

14. CONTINGENCY

The Company has detected some chloroform contamination at the Mill site that appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility. The source and extent of this contamination are currently under investigation, and a corrective action plan, if necessary, is yet to be devised. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

The Company is required to comply with environmental protection laws and regulations and permitting requirements, and the Company anticipates that it will be required to continue to do so in the future. Although the Company believes that its operations are in compliance, in all material respects, with all relevant permits, licenses and regulations involving worker health and safety as well as the environment, the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to not only the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The possibility of more stringent regulations exists in the area of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and milling sites, and other environmental matters, each of which could have a material adverse effect on the costs of reclamation or the viability of the operations.

15. FINANCIAL INSTRUMENTS

As at September 30, 2000 and 1999, the fair value of the Company's financial instruments approximates their carrying values because of the short-term nature of these instruments and, where applicable, because interest rates approximate market rates.

EXECUTIVE OFFICERS
Ron F. Hochstein
President and
Chief Executive Officer

David C. Frydenlund
Vice President, General Counsel, Chief Financial
Officer, and
Corporate Secretary

BOARD OF DIRECTORS
John H. Craig
Audit Committee
Compensation Committee
Corporate Governance and
Nominating  Committee
Environment, Health, and Safety
Committee
Toronto, Ontario, Canada

David C. Frydenlund
Environment, Health, and Safety
Committee
Denver, Colorado, USA

Christopher J.F. Harrop
Audit Committee
Corporate Governance and
Nominating Committee
Environment, Health, and Safety
Committee
Toronto, Ontario, Canada

Ron F. Hochstein
Denver, Colorado, USA

Earl E. Hoellen
Denver, Colorado, USA

Lukas H. Lundin
Chairman
Compensation Committee
Vancouver, B.C., Canada

William A. Rand
Audit Committee
Compensation Committee
Corporate Governance and
Nominating Committee
Vancouver, B.C., Canada


INTERNATIONAL URANIUM
CORPORATION CORPORATE
DIRECTORY

EXECUTIVE OFFICE
International Uranium (USA)
Corp.
Independence Plaza, Suite 950
1050 Seventeenth Street
Denver, Colorado, USA 80265
Telephone: 303.628.7798
Fax: 303.389.4126

CHAIRMAN'S OFFICE
International Uranium Corp.
885 West Georgia St.,
Suite 1320
Vancouver, British Columbia
Canada V6C 3E8

MONGOLIA OFFICE
International Uranium Company
(Mongolia) Ltd.
III-IV Micro Region
Building 7 Apartment 41
Ulaanbaatar, Mongolia

WHITE MESA MILL OFFICE
International Uranium (USA)
Corp.
6425 S. Highway 191
P.O. Box 809
Blanding, Utah, USA 84511

REGISTERED AND
RECORDS OFFICE
Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H
3C2

LEGAL COUNSEL
Cassels Brock & Blackwell
Scotia Plaza, Suite 2100
40 King Street West
Toronto, Ontario, Canada M5H
3C2

Shaw Pittman
2300 N Street N.W.
Washington, DC USA 20037


Parsons Behle & Latimer
One Utah Center, Suite 1800
201 South Main Street
Salt Lake City, Utah USA 84145

INVESTOR RELATIONS
International Uranium Corp.
885 West Georgia St.,
Suite 1320
Vancouver, British Columbia,
Canada V6C 3E8
Telephone: 604.689.7842
Fax: 604.689.4250

BANKERS
Canadian Imperial Bank of
Commerce
Vancouver, B.C., Canada

WELLS FARGO BANK
Denver, Colorado, USA

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, B.C., Canada

TRANSFER AGENT
Montreal Trust Company of
Canada
Toronto, Ontario, Canada

SHARE CAPITAL
Authorized: unlimited
common shares
Issued and Outstanding:
65,525,066 shares

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Trading Symbol: IUC

The Annual General Meeting will be held at the Corporation's Vancouver office, Suite 1320, 885 West Georgia Street, Vancouver, B.C. Canada on Thursday, February 15, 2001, at the hour of 10:00 a.m. (Vancouver time).